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                            November 28, 2023

       Justin Enbody
       Chief Financial Officer
       Kennedy-Wilson Holdings, Inc.
       151 S El Camino Drive
       Beverly Hills, California 90212

                                                        Re: Kennedy-Wilson
Holdings, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 22,
2023
                                                            File No. 001-33824

       Dear Justin Enbody:

              We have reviewed your October 6, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2023 letter.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures and Certain Definitions, page 55

   1. We have considered your response to our prior comment 1. Please address the following with respect to your
response:
                                                            As your calculation
of same store revenue is calculated on a non-GAAP basis, please revise your
disclosure to include a reconciliation of same property revenue to the most directly
comparable measure calculated in accordance with GAAP. Reference is made to Item
10(e) of Regulation S-K.
                                                            Based on your
response, it appears that same store NOI is not calculated on the same basis as
consolidated NOI (e.g. elimination of above/below market rents, adjustments for foreign
exchange rates). As such, please title the measure something other than
                                                            NOI and provide a
reconciliation to the most directly comparable measure calculated
 Justin Enbody
Kennedy-Wilson Holdings, Inc.
November 28, 2023
Page 2
           in accordance with GAAP. Reference is made to Item 10(e) of Regulation S-K.
Item 8. Financial Statements and Supplementary Data
Note 2- Basis of Presentation and Summary of Significant Accounting Policies Unconsolidated Investments, page 73

2. We have considered your response to our prior comment 2. Please address the following with respect to your response:
          Please tell us the consideration your performance allocation takes (e.g. cash, ownership interests etc.)
          Tell us the type of services you perform in order to earn the performance allocation
          (e.g. management services) and explain to us why you believe those services are excluded from the scope of ASC Topic 606. In that regard, please clarify for us the type of agreement that entitles you to a performance allocation (e.g. management agreement, partnership agreement etc.) and the context in which the performance allocation is discussed in that agreement.

       Please contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameJustin Enbody
                                                          Division of
Corporation Finance
Comapany NameKennedy-Wilson Holdings, Inc.
                                                          Office of Real Estate
& Construction
November 28, 2023 Page 2
cc:       In Ku Lee
FirstName LastName